EXHIBIT 99.1

Galapagos Reports First Quarter 2026 Financial Results and Provides Business Update

Galapagos’ name change to Lakefront Biotherapeutics approved at the Company’s EGM
(Euronext & NASDAQ: LKFT)

Collaboration Agreement with Gilead to advance potential First and Best-in-Class T Cell Engager expected to close in the Second Quarter of 2026

Following this transaction, including estimated associated R&D spend until first approval, the Company will continue to have a majority of its current cash remaining for additional strategic transactions and other capital allocation priorities

Year-end 2026 cash and financial investments balance expected to be approximately €2B

Management to host conference call on May 7, 2026, at 14:00 CET / 8:00 am ET

Mechelen, Belgium; May 6, 2026, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today reported its financial results for the first quarter of 2026 and provided a business update.

“Having joined the company just one year ago, I’m thrilled with our progress. I am looking forward to consummating our partnership with Gilead and adding Ouro Medicines’ talented team and its portfolio of programs to our Company, including the potential first and best in class T cell engager in autoimmune diseases, gamgertamig (OM336). We are excited that our Company is rebranding as Lakefront Biotherapeutics as this name reflects our Company’s strategic evolution,” said Henry Gosebruch, Chief Executive Officer of Galapagos.

Aaron Cox, Chief Financial Officer of Galapagos, added, “Following the anticipated use of cash to fund our collaboration with Gilead concerning its acquisition of Ouro Medicines, the Company will remain robustly capitalized and will have increased flexibility, including the ability to spend up to $500 million for business development independent of Gilead and not subject to our 2019 Option, License, and Collaboration Agreement with Gilead. This would also include the potential to use up to $150 million of that $500 million for share repurchases to the extent that we have available distributable reserves. In addition to the upfront consideration of $837.5 million, we anticipate additional 2026 Ouro-related cash expenditures to be in the range of €60-75 million, inclusive of R&D costs, one-time transaction costs and assuming a mid-year closing of the transaction.”

First Quarter 2026 Business Update

On March 31, 2026, the Company announced that it has entered into a binding agreement (the “Framework Agreement”) with Gilead Sciences, Inc. (“Gilead”) (the “Transaction”) in connection with Gilead’s definitive agreement to acquire all of the outstanding equity interests of US-based Ouro Medicines, LLC (“Ouro”), a privately held biotechnology company focused on developing T cell engager therapies for autoimmune diseases.

Gamgertamig (OM336) is a clinical stage BCMAxCD3 T cell engager designed to enable rapid and deep plasma and B cell depletion following a short duration, subcutaneously administered treatment course. In ongoing Phase 1/2 clinical studies, gamgertamig has demonstrated transformative efficacy and a differentiated safety profile after a single treatment cycle in severe antibody-mediated orphan diseases, including autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP).

Gamgertamig has been granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of AIHA and ITP and is expected to enter registrational studies as early as 2027.

BCMA-targeted T cell engagers are being investigated as a precision approach for severe inflammatory and autoimmune diseases by eliminating pathogenic B cells and plasma cells. By redirecting a patient’s own T cells toward BCMA-expressing plasma cells, clinical data suggest these agents can reduce inflammation, improve organ-level disease, and in some cases enable durable, drug-free remission without ongoing immunosuppression.

Update on Binding Agreement with Gilead

  The Company expects the Transaction to close in the second quarter of 2026, subject to the fulfillment of the closing conditions.
  Galapagos expects to assume substantially all of Ouro’s operating assets and personnel (approximately 20 employees), such that the Company would obtain an operating business.
  Galapagos and Gilead will equally split the upfront payment of $1.675 billion (~€1.425 billion1), subject to customary adjustments, and contingent milestone payments of up to $500 million (~€425 million1).
  Galapagos and Gilead will collaborate on the development of gamgertamig, with Galapagos responsible for the development costs through initiation of registrational studies, after which the development costs will be shared equally. Galapagos is eligible for up to $100 million in development milestones payments for gamgertamig in certain other indications.
  Galapagos will fund its share of payments owed to KeyMed Biosciences Chengdu Co., Ltd. (“KeyMed”), comprising 25% of the milestone payments and 50% of the royalty payments that become due to KeyMed with respect to gamgertamig products. Based on Ouro’s original transaction with Keymed, Keymed is entitled to total development and commercial milestones of up to $610 million and tiered royalties of 7%-14% of net sales for gamgertamig.
  Gilead will retain sole worldwide commercialization rights, including all related costs, globally outside of Keymed’s territories, and Galapagos will receive tiered royalties of 20%–23% on net sales of gamgertamig from Gilead.
  Galapagos will gain a preclinical portfolio of three additional autoimmune focused programs originally from Ouro, with an opt-in for Gilead for a 50/50 profit split post clinical proof-of-concept for $75 million (~€64 million1) per program.
  The proposed arrangements will amend the existing collaboration terms with Gilead to designate $500 million (~€425 million1) of Galapagos’ cash available for R&D or strategic transactions outside of Gilead partnerships, including up to $150 million (~€128 million1) of this $500 million (~€425 million1) for potential return of capital, subject to certain limitations.
  In addition to the upfront payment of $837.5 million (~€713 million1), the range of spending expected (including transaction expenses, operating expenses, milestones, and royalties) in 2026 is €60-€75 million.
  Following this transaction, including estimated associated R&D spend until first approval, the Company will continue to have a majority of its current cash of approximately €3B remaining for additional strategic transactions and other capital allocation priorities.

1 Converted at a rate €/$ 1.175, consistent with year-end 2025

CORPORATE

  At the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 28, 2026 (the “AGM” and “EGM”) all proposed resolutions were approved (see: press release of April 28, 2026), among other items:
    the name change to Lakefront Biotherapeutics, with effect as of May 8, 2026. Our ticker on Euronext and NASDAQ (ADRs) will change to LKFT;
    Gino Santini’s appointment as a member of our Board of Directors, and pursuant to a vote of our Board of Directors, Gino became the new Chair of our Board of Directors. Gino replaces Jérôme Contamine, whose four-year mandate as a member of the Board of Directors ended upon the conclusions of the AGM;
    the authorization to acquire the Company’s own shares.
  In April 2026, Coultreon Biopharma BV (“Coultreon”), previously named Onco3R Therapeutics BV, announced the closing of an oversubscribed $125 million Series A financing round. The financing will support the clinical development of Coultreon’s lead immunology program, COL-5671 (formerly O3R-5671), a highly selective SIK3 inhibitor in Phase 1, with potential to demonstrate clinical proof-of-concept in 2027. COL-5671 was initially developed by Galapagos and ownership was fully transferred to Coultreon in April 2025, when Galapagos provided seed financing to the company with a convertible note investment that converted into equity ownership in Coultreon in connection with Series A financing.

IMMUNOLOGY SMALL MOLECULE PIPELINE

  As part of our ongoing efforts to maximize the value of the GLPG3667 program for both patients and Galapagos, we are evaluating all strategic options. The GALACELA SLE study with GLPG3667 is currently ongoing, and the final Week 48 data are expected in the second quarter of 2026.

ONCOLOGY CAR-T CELL THERAPY UPDATE

  The Company announced in January 2026 the start of the wind-down of its cell therapy activities. The wind-down remains on schedule and is expected to be substantially completed by the end of the third quarter of 2026.
  The Company continues to expect 2026 one-time cash costs related to the wind-down to be in the range of €125 million to €175 million.

Financial Guidance
Galapagos currently estimates 2026 cash spend related to Ouro of approximately €775 million to €790 million, inclusive of the upfront payment, transaction costs, and operating costs assuming a mid-year transaction closing. The Company expects its year end 2026 cash and financial investments balance to be in the range of €1.975 billion to €2.050 billion, which reflects a reduction in prior guidance due to expected cash usage related to the Ouro investment and a corresponding reduction in interest income. Galapagos continues to expect one-time cash restructuring costs of €125 million to €175 million related to the ongoing wind-down of the cell therapy activities. All figures assume a EUR/USD exchange rate of 1.175, consistent with year-end 2025. These estimates are subject to change and depend on the timing of closing, final transaction scope, integration activities, exchange rate fluctuations, and remaining cell therapy wind-down costs.

Financial Performance

Key figures for the first quarter of 2026 (consolidated)
(€ millions, except basic & diluted earnings/loss (-) per share)

	March 31, 2026	March 31, 2025	% Change
Supply revenues	4.9	13.8	-64%
Collaboration revenues	1.6	61.2	-97%
Total net revenues	6.5	75.0	-91%
Cost of sales	(4.8)	(13.8)	-65%
R&D expenses	(31.0)	(182.7)	-83%

G&A1 and S&M2 expenses	(35.5)	(43.8)	-19%
Other operating income	1.1	6.6	-83%
Operating loss	(63.7)	(158.7)
Fair value adjustments and net exchange differences	64.3	(9.4)
Net other financial result	13.4	11.8
Income taxes	(0.1)	1.8
Net profit/loss (-) from continuing operations	13.9	(154.5)
Net profit from discontinued operations, net of tax	0.6	1.1
Net profit/loss (-) of the period	14.5	(153.4)
Basic and diluted earnings/loss (-) per share (€)	0.2	(2.3)
Financial investments, cash & cash equivalents	2,982.2	3,297.3

Details of the financial results for the first quarter of 2026

Total operating loss from continuing operations for the first three months of 2026 amounted to €63.7 million, compared to an operating loss of €158.7 million for the first three months of 2025. The operating loss in 2025 was negatively impacted by the executed strategic reorganization announced in January 2025, for €111.0 million. This was mainly reflected in severance costs of €47.5 million, costs for early termination of collaborations of €42.1 million and impairment on fixed assets related to small molecules activities of €10.2 million, professional services costs of €6.6 million and €4.2 million accelerated non-cash cost recognition for subscription right plans.

  Total net revenues amounted to €6.5 million for the first three months of 2026, compared to €75.0 million for the first three months of 2025. The revenue recognition related to the exclusive access rights granted to Gilead for Galapagos’ drug discovery platform amounted to €57.6 million for the first three months of 2025. The deferred income related to the drug discovery platform was fully released in revenue at the end of 2025.
  Cost of sales amounted to €4.8 million for the first three months of 2026, compared to €13.8 million for the first three months of 2025, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses amounted to €31.0 million for the first three months of 2026, compared to €182.7 million for the first three months of 2025. In the first three months of 2025, the Company recorded increased personnel expenses (mainly related to severance costs), an impairment on fixed assets (related to small molecules programs) and a provision for early termination of collaboration agreements. On top, due to the wind-down of the cell therapy activities the spending in the CAR-T programs decreased in the first three months of 2026 as compared to the first three months of 2025.
  S&M and G&A expenses amounted to €35.5 million for the first three months of 2026, compared to €43.8 million for the first three months of 2025. This decrease was mainly due to lower personnel costs (primarily severance costs).
  Other operating income amounted to €1.1 million for the first three months of 2026, compared to €6.6 million for the first three months of 2025, mainly driven by lower grant and R&D incentives income.

Net financial income amounted to €77.7 million for the first three months of 2026, compared to net financial income of €2.4 million for the first three months of 2025.

  Fair value adjustments and net currency exchange results amounted to a positive amount of €64.3 million for the first three months of 2026, compared to a negative amount of €9.4 million for the first three months of 2025, and were primarily attributable to €40.0 million of positive changes in fair value of financial investments and €23.8 million of unrealized currency exchange gains on our cash and cash equivalents and financial investments at amortized cost in U.S. dollars.
  Net other financial income amounted to €13.4 million for the first three months of 2026, compared to net other financial income of €11.8 million for the first three months of 2025. Net interest income amounted to €12.9 million for the first three months of 2026, compared to €12.0 million of net interest income for the first three months of 2025. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €24.4 million for the first three months of 2026 (compared to €24.9 million for the same period last year).

The Company reported a net profit from continuing operations of €13.9 million for the first three months of 2026, compared to a net loss from its continuing operations of €154.5 million for the first three months of 2025.

Net profit from discontinued operations related to Jyseleca® amounted to €0.6 million for the first three months of 2026, compared to net profit amounting to €1.1 million for the first three months of 2025.

Galapagos reported a net profit of €14.5 million for the first three months of 2026, compared to a net loss of €153.4 million for the first three months of 2025.

Cash position
Financial investments and cash and cash equivalents totaled €2,982.2 million on March 31, 2026, as compared to €2,998.0 million on December 31, 2025. The cash and cash equivalents and financial investments included $2,546.4 million held in U.S. dollars ($2,159.0 million on December 31, 2025) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the Company’s functional currency is EUR (translated at a rate of 1.1498 €/$ at March 31, 2026).

Total net decrease in cash and cash equivalents and financial investments amounted to €15.8 million during the first three months of 2026, compared to a net decrease of €20.5 million during the first three months of 2025. This net decrease was composed of (i) €77.9 million of operational cash burn3, which includes cash in of €16.1 million related to the return on financial investments, (ii) €60.8 million of positive exchange rate differences, positive changes in fair value of current financial investments, variation in accrued interest income, (iii) €1.0 million acquisition of equity investments, and (iv) €2.3 million of net cash in related to the sale of subsidiaries.

Conference call and webcast presentation

Galapagos will host a conference call on May 7, 2026, at 14:00 CET / 08:00 AM ET. To participate, please register using this link. Dial-in details will be provided upon registration. Participants can join the call 10 minutes before the start time using the access information received by email or via the “call me” feature. The live call and presentation will be available on www.glpg.com or via the following link. A replay and related materials will be available shortly after the call in the investors section of the website.

About Galapagos
Galapagos (to be renamed Lakefront Biotherapeutics as of May 8, 2026) is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:

Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@glpg.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results and statements on cash position (including guidance regarding the expected results and operational use of cash for the fiscal year 2026 and statements regarding foreign exchange gains or losses in accordance with the fluctuations of the EUR/U.S. dollar exchange rate); statements regarding our business development strategy, including statements regarding our name change to Lakefront Biotherapeutics and our potential partnering or acquisition opportunities, including with the collaboration arrangements between us and Gilead, and the final terms and expected benefits of such opportunities and collaboration; statements regarding the proposed acquisition by Gilead of Ouro and our proposed collaboration with Gilead on Ouro’s portfolio; statements relating to the expected benefits and potential of gamgertamig and BCMA targeted T cell engagers; statements regarding the potential attributes and benefits of our product candidates and partnered and licensed programs, statements regarding our investments in other companies, including Coultreon and the clinical development of its product candidate COL-5671, and any of our future product candidates or approved products, if any, including statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to GLPG3667 in SLE and DM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any; statements regarding the wind down of our cell therapy activities, including statements regarding the expected costs and benefits of such wind down, the anticipated reduction in work force and related site closures, and the expected timeline for completing such wind down. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2026 operating expenses, cash position and other financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risks associated with the changes to our capital allocation strategies; the risk that the potential acquisition by Gilead of Ouro Medicines is not consummated in the expected timing and terms, or at all; the risk that our collaboration with Gilead is not consummated in the expected timing or at all (including as a result of our related party procedures and our ability to satisfy legal and regulatory requirements), or if consummated, the risk that we are not able to realize the benefits of such collaboration; the risk that final terms of such collaboration materially deviate from those described in this press release; the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; risks related to our ability to satisfy legal and regulatory requirements (including antitrust requirements related to both us and Gilead), amend our existing agreement with Gilead, and address other factors outside our control that may impact our ability to consummate any potential transaction timely or at all, or if consummated, to realize the benefits of such transaction; the risks related to our ability to successfully implement the wind down of our cell therapy activities within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits; risks related to negative impacts of the wind down (whether or not completed) on our stock price, employee retention, business relationships and business generally (including risk of litigation); risks associated with Galapagos’ product candidates and partnered and licensed programs; the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the possibility of unfavorable new clinical data and further analyses of existing clinical data, the risks related to clinical failure at any stage of clinical development; uncertainty inherent to patient enrollment and enrollment rate, our ability to use and expand our drug discovery efforts, competition, side effects caused by our product candidates, delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes, and the rate and degree of market acceptance of our products, if approved), the possibility of differing perspectives and requirements by local regulatory authorities, and new or changing government regulations; risks related to the commercialization of our products, if approved; risks related to our ability to implement our business model, strategic plans for our business, product candidates and technology; risks related to the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology; risks related to our ability to enter into strategic arrangements and strategic collaboration agreements; risks related to our ability to maintain and establish collaborations; risks related to our ability to attract and retain qualified employees and key personnel); risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate; and risks related to geopolitical conflicts and macro-economic events. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the results of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

i General and administrative
ii Sales and marketing
iii The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the first three months of 2026, amounted to €77.9 million and can be reconciled to the cash flow statement by considering the decrease in cash and cash equivalents of €21.8 million, adjusted by (i) the net sale of financial investments amounting to €54.8 million, (ii) the cash-in related to the sale of subsidiaries of €2.3 million, and (iii) the acquisition of equity investments of €1.0 million.

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Three months ended March 31
(thousands of €, except per share data)	2026	2025
Supply revenues	4,905	13,780
Collaboration revenues	1,576	61,197
Total net revenues	6,481	74,977
Cost of sales	(4,799)	(13,729)
Research and development expenses	(30,962)	(182,752)
Sales and marketing expenses	(2,770)	(4,174)
General and administrative expenses	(32,735)	(39,623)
Other operating income	1,082	6,593
Operating loss	(63,703)	(158,708)
Fair value adjustments and net currency exchange differences	64,241	(9,443)
Other financial income	13,555	12,564
Other financial expenses	(137)	(780)
Profit/loss (-) before tax	13,956	(156,367)
Income taxes	(70)	1,814
Net profit/loss (-) from continuing operations	13,886	(154,553)

Net profit from discontinued operations, net of tax	606	1,150

Net profit/loss (-)	14,492	(153,403)
Net profit/loss (-) attributable to:
Owners of the parent	14,492	(153,403)
Basic and diluted earnings/loss (-) per share	0.22	(2.33)
Basic and diluted earnings/loss (-) per share from continuing operations	0.21	(2.35)

Consolidated statement of comprehensive income/loss (–)
	Three months ended March 31
(thousands of €)	2026	2025
Net profit/loss (-)	14,492	(153,403)
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment financial assets held at fair value through other comprehensive income	9	(2,005)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(262)	(533)
Other comprehensive loss, net of income tax	(253)	(2,538)

Total comprehensive income/loss (-) attributable to:
Owners of the parent	14,239	(155,941)
Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	13,633	(157,091)
Discontinued operations	606	1,150
Total comprehensive income/loss (-), net of income tax	14,239	(155,941)

Consolidated statements of financial position (unaudited)

(thousands of €)	March 31, 2026	December 31, 2025
Assets
Intangible assets other than goodwill	746	848
Property, plant and equipment	76,950	80,663
Deferred tax assets	163	195
Non-current R&D incentives receivables	114,575	126,662
Non-current contingent consideration receivable	46,796	47,750
Equity investments	47,933	46,809
Other non-current assets	2,954	2,959
Convertible loan	21,575	21,175
Non-current assets	311,692	327,061
Inventories	17,693	22,493
Trade and other receivables	21,738	20,706
Current R&D incentives receivables	32,296	31,208
Current financial investments	2,915,435	2,910,180
Cash and cash equivalents	66,805	87,868
Other current assets	4,075	7,002
Current assets from continuing operations	3,058,042	3,079,457
Assets in disposal group classified as held for sale	2,695	-
Total current assets	3,060,737	3,079,457
Total assets	3,372,429	3,406,518

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(8,628)	(8,637)
Translation differences	2,735	2,997
Accumulated result	228,331	210,577
Total equity	3,253,369	3,235,868
Non-current lease liabilities	4,851	5,186
Other non-current liabilities	13,785	12,601
Non-current liabilities	18,636	17,787
Current lease liabilities	1,584	1,729
Trade and other liabilities	95,766	104,647
Provisions	2,130	45,499
Current tax payable	912	956
Current deferred income	32	32
Current liabilities	100,424	152,863
Total liabilities	119,060	170,650
Total equity and liabilities	3,372,429	3,406,518

Consolidated cash flow statements (unaudited)
	Three months ended March 31
(thousands of €)	2026	2025
Net profit/loss (-) of the period	14,492	(153,403)
Decrease in provisions	(43,371)	-
Adjustment for non-cash transactions	(57,849)	81,056
Adjustment for items to disclose separately under operating cash flow	(12,268)	(13,796)
Adjustment for items to disclose under investing and financing cash flows	(3,546)	(9,105)
Change in working capital other than deferred income	7,930	111,624
Decrease in deferred income	-	(59,364)
Cash used in operations	(94,612)	(42,988)
Interest paid	(64)	(208)
Interest received	12,012	4,813
Corporate taxes paid	(86)	(224)
Net cash flows used in operating activities	(82,750)	(38,607)
Purchase of property, plant and equipment	(123)	(5,095)
Purchase of intangible fixed assets	-	(155)
Proceeds from disposal of property, plant and equipment	1,317	-
Purchase of financial investments	(50,145)	(340,000)
Investment income received related to financial investments	4,136	7,768
Sale of financial investments	105,000	391,802
Convertible loan issued to third party	-	(1,500)
Cash in from the disposal of subsidiaries, net of cash disposed of	2,343	31,925
Acquisition of equity investments held at fair value through other comprehensive income	(1,031)	-
Net cash flows generated from investing activities	61,497	84,745
Payment of lease liabilities	(510)	(1,011)
Net cash flows used in financing activities	(510)	(1,011)

Increase/decrease (-) in cash and cash equivalents	(21,763)	45,127

Cash and cash equivalents at beginning of the period	87,868	64,239
Increase/decrease (-) in cash and cash equivalents	(21,763)	45,127
Effect of exchange rate differences on cash and cash equivalents	700	(1,299)
Cash and cash equivalents at end of the period	66,805	108,067

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated result	Total
On January 1, 2025	293,937	2,736,994	3,472	(3,158)	(134,306)	2,896,939
Net loss					(153,403)	(153,403)
Other comprehensive loss			(533)	(2,005)		(2,538)
Total comprehensive loss			(533)	(2,005)	(153,403)	(155,941)
Share-based compensation					6,896	6,896
On March 31, 2025	293,937	2,736,994	2,939	(5,163)	(280,813)	2,747,894

On January 1, 2026	293,937	2,736,994	2,997	(8,637)	210,577	3,235,868
Net profit					14,492	14,492
Other comprehensive income/loss (-)			(262)	9		(253)
Total comprehensive income/loss (-)			(262)	9	14,492	14,239
Share-based compensation					3,262	3,262
On March 31, 2026	293,937	2,736,994	2,735	(8,628)	228,331	3,253,369